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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes.                No.     X
                          ----------        -----------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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         China Southern Airlines Company Limited (the "Company") on August 4,
2003 published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the Company's preliminary estimation that the Company together with its subsidiaries (the "Group") may record a loss for the Group's interim results for the first half of 2003. A copy of the English announcement is included in this Form 6-K of the Company.









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CHINA SOUTH AIR < 01055 > - Announcement

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board of Directors of the Company would like to announce that, as a result of the material adverse impact caused by the Iraq war and the outbreak of the severe acute respiratory syndrome on the business operation of the Company during the first half of 2003, it is preliminarily estimated that the Group may record a loss for its interim results for the first half of 2003.

Reference is made to the press announcements of China Southern Airlines Company Limited (the "Company", and together with its subsidiaries, the "Group") dated April 15, 2003 and May 12, 2003.

The Board of Directors of the Company would like to announce that, as a result of the material adverse impact caused by the Iraq war and the outbreak of the severe acute respiratory syndrome on the business operation of the Company during the first half of 2003, it is preliminarily estimated that the Group may record a loss in its interim results for the first half of 2003. Details of the aforesaid adverse impact on the business operation of the Company will be disclosed in the Group's interim results for the first half of 2003. At present, the adverse impact caused by the aforesaid reasons is gradually reducing and the business of the Group is improving.

Meanwhile, potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
August 1, 2003


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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        By            /s/   Su Liang
                                             -----------------------------------
                                             Name:  Su Liang
                                             Title: Company Secretary


Date: August 5, 2003